Exhibit 1.02
STEEL PARTNERS HOLDINGS L.P.
CONFLICT MINERALS REPORT
(For the Calendar Year Ended December 31, 2013)

Introduction

Steel Partners Holdings L.P. (“SPLP” or the "Company") is a global diversified holding company that engages, through subsidiaries and affiliates, in multiple businesses. In particular, its consolidated subsidiaries engage in such businesses as diversified industrial products, defense, banking, oilfield services, and sports, training and education.

This Conflict Minerals Report is submitted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the U.S. Securities and Exchange Commission’s implementation rules and regulations related thereto. SPLP has carefully reviewed the activities of its consolidated subsidiaries, and concludes that this Conflict Minerals Report should address the activities of the Company’s majority-owned subsidiary, Handy & Harman Ltd. (“HNH”). SPLP determined that none of its other consolidated subsidiaries manufacture or contract to manufacture products that contain or may contain Conflict Minerals which may be necessary to the production or functionality of the product in question. SPLP has established its Conflict Minerals Policy, which is publicly available on SPLP’s website at www.steelpartners.com.
HNH is a diversified manufacturer of engineered niche industrial products. HNH’s primary product portfolio consists of the following products: brazing alloys and related products; steel tubing products; roofing and decking products, and associated fastening systems; materials for the printed circuit board industry; silicone rubber-based insulation materials; and meat-room blade products, and wood cutting blade products. With these products, HNH serves a diverse customer base, including the construction, electronics, telecommunications, transportation, utility, medical, semiconductor, aerospace, aviation, military electronics and food industries.

Part I. Due Diligence

Design of Due Diligence Framework

HNH has designed its conflict minerals due diligence process to be in accordance, in all material respects, with the five-step framework for risk-based due diligence in the mineral supply chain set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Step	Action Taken
• Establish strong company management systems.
•    HNH has established its Conflict Minerals Policy, which is publicly available on HNH’s website at www.handyharman.com/compliance.php.

•    HNH established a corporate, cross-function working team to manage its conflict mineral due diligence process. This team is responsible for HNH’s Conflict Minerals Policy, its implementation and monitoring, and providing support and instruction on the conflict minerals due diligence measures that are required to be implemented for each of HNH’s operating subsidiaries.

•    HNH is in the process of establishing a complete management system for conflict minerals due diligence and has engaged a third-party consulting firm with subject matter expertise to assist HNH with this process.

•    Each of HNH’s operating subsidiaries has appointed an employee responsible for supporting HNH’s conflict minerals due diligence program. These employees have been provided training by, and access to, the third-party consulting firm’s subject matter expert to assist them with the implementation of HNH’s conflict minerals program.

•    HNH’s conflict minerals program is monitored by, and subject to regular reporting to, its senior management as well as to HNH’s and SPLP’s Audit Committees.

•    HNH encourages individuals or suppliers who wish to report possible violations of HNH’s Conflict Minerals Policy and has established a grievance mechanism whereby individuals can contact HNH with any concerns related thereto. Please see “Other Items” below.

• Identify and assess risks in the supply chain.
•    Please see “Due Diligence Measures Performed” below.

•    HNH is developing a process for all of its operating subsidiaries to support with evaluating risk in their individual supply chains. Risk will be assessed based on suppliers’ answers provided in the Conflict Free Sourcing Initiative Conflict Minerals Reporting Template.

•    Where applicable and appropriate, HNH will use industry validation schemes to identify compliant smelters and refiners for use in its supply chain.

• Design and implement a strategy to respond to identified risks.
•    HNH will report information gathered and the actual and potential risks identified from its conflict minerals due diligence to senior management.

•    HNH is currently developing its Risk Management Plan (“RMP”). As part of the RMP, HNH will communicate with its direct suppliers HNH’s expectations with respect to their supply chain due diligence with respect to Conflict Minerals.

•    HNH will work with its direct suppliers to improve reporting on “upstream” supply chain due diligence.

• Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
•    HNH does not typically have a direct relationship with mines, smelters or refiners of Conflict Minerals and thus do not perform or direct audits of these entities.

•    HNH does track the mines, smelters and refiners that have been identified by its direct suppliers as part of the EICC/GeSI Conflict Minerals Reporting Template and will take appropriate action as necessary based on HNH’s Conflict Minerals Policy.

• Report on supply chain due diligence.
•    Per its Conflict Minerals Policy, HNH will submit and comply with its obligations under Form SD, including, but not limited to, its filing of a Conflict Minerals Report as required.

•    HNH’s Conflict Minerals Report is publicly available on HNH’s website at www.handyharman.com/compliance.php.

Due Diligence Measures Performed

HNH reviewed its product portfolio and determined that some of its products contain or may contain Conflict Minerals, which may be necessary to the production or functionality of the product in question. HNH’s operating subsidiaries do not purchase any Conflict Minerals directly from any Covered Country. As such, HNH relies on its direct suppliers to provide information on the origin of any Conflict Minerals contained in any components and materials supplied to its operating subsidiaries, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

As part of its reasonable county of origin inquiry (“RCOI”), HNH’s products and suppliers were assessed in order to identify conflict minerals scope and risk. HNH in good faith determined that it was not practical to conduct a survey of all suppliers in its supply chain. Rather HNH determined that a reasonable approach was to conduct a survey of direct suppliers where the nature of the components and materials supplied by those firms suggested that the components or materials were likely to contain Conflict Minerals.

Accordingly, HNH identified 311 direct suppliers for inclusion in HNH’s 2013 RCOI. HNH conducted a survey of those suppliers using the EICC/GeSI Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). HNH received responses from 61% of the suppliers surveyed. From those responses, the suppliers identified 35 smelters or refiners.

Of the 35 smelters or refiners, nine were identified as certified “Conflict Free” as determined by the Conflict-Free Sourcing Initiative (Template Revision 2.03a).

Aside from the foregoing, the majority of HNH’s direct suppliers surveyed were unable to specifically identify the smelters or refiners in their supply chain. Accordingly, HNH was also unable to conclusively identify and validate all of the smelters and refiners utilized by HNH’s direct suppliers in their respective supply chains. As such, HNH was unable to conclusively determine whether any of the components or parts supplied to HNH’s operating companies contained Conflict Minerals from a Covered Country.

Independent Private Sector Audit

No independent private sector audit of this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2013.

Risk Mitigation and Future Due Diligence Measures

HNH will continue to monitor EICC/GeSI and other industry and regulatory initiatives related to Conflict Minerals and, on an as needed basis, engage third-party experts to assist HNH with it conflict minerals due diligence procedures.

HNH will initiate standard operating procedures in an attempt to ensure that new suppliers and products are evaluated as “Conflict Free” prior to formal contract acceptance and new production introduction.

HNH is reviewing its contracts with its suppliers and will work to include on a go-forward basis a conflict minerals “flow down” clause in new or renewed supplier contracts.

HNH will continue to engage with its direct suppliers and direct them to training resources in an attempt to increase direct supplier response rates and improve the content of the direct supplier survey responses.

HNH has acquired software licensing rights and will implement an on-demand, on-line software solution to assist with timely and accurate collection, management, aggregation and reporting of conflict minerals information.

Part II. Product Descriptions

HNH’s diverse product offerings are manufactured in North America, Europe and Asia and marketed throughout the world. As of December 31, 2013, HNH had 23 active operating plants in the United States, Canada, China, United Kingdom, Germany, France, Poland and Mexico. HNH’s business units encompass the following groups: Joining Materials, Tubing, Building Materials, Arlon Electronic Materials ("Arlon") and Kasco Blades and Route Repair Services ("Kasco").

Business	General Product Description
• Joining Materials	• Brazing alloys • Brazing fluxes • Brazing and soldering pastes
• Tubing	• Stainless steel tubing • Welded carbon steel tubing
• Building Materials
•    Roof and deck fasteners
•    Roof insulation adhesives
•    Roof drains, vents and flashing
•    Roof pipe supports
•    Roof repair tape
•    Roof mounting systems
•    Edge metal systems
•    Engineered metal nailers
•    Roof and decking productivity tools

• Arlon	• Electronic substrates • Microwave laminates • Silicone rubber-based insulation materials
• Kasco	• Meat grinder plates and knives • Meat cutting blades • Bakery and bread slicing blades • Wood cutting blades and saws • Cutlery • Blade sharpeners • Butcher supplies • Meat seasonings

As noted in “Due Diligence Measures Performed” above, HNH has surveyed 311 direct suppliers whose components and materials were likely to contain Conflict Minerals and requested that those suppliers complete the EICC/GeSI Conflict Minerals Reporting Template. HNH received responses from 61% of the suppliers surveyed. From those responses, the suppliers identified 35 smelters or refiners. Of the 35 smelters or refiners, nine were identified as certified “Conflict Free” as determined by the Conflict-Free Sourcing Initiative (Template Revision 2.03a).

Because the majority of HNH’s direct suppliers surveyed were unable to specifically identify the smelters or refiners in their supply chain, HNH does not know: (i) the mine or location of origin of all of the necessary Conflict Minerals that are or maybe contained in its products; (ii) the country of origin of all of the necessary Conflict Minerals that are or maybe contained in its products; or (iii) all of the facilities used to process the necessary Conflict Minerals that are or maybe contained in its products.

Part III. Other Items

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SPLP’s Conflict Mineral Policy is publicly available at www.steelpartners.com. SPLP encourages individuals or suppliers who wish to report possible violations of its Conflict Minerals Policy to contact us via one of the following channels:

•	By logging concerns at steelpartners.ethicspoint.com.

•	By calling, toll free:

◦	In the United States, Canada or Puerto Rico: call 1-877-254-1690.

◦	All other jurisdictions: visit steelpartners.ethicspoints.com for dialing instructions from your country.

•	This Conflict Minerals Report is publicly available on SPLP’s website at www.steelpartners.com.